SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012 and August 13, 2012 (which, together with this Amendment No. 3 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last two paragraphs under the subheading “–Background of the Offer and the Merger” and replacing them with the following:

On August 12, 2012, the Board met to review and consider Party G’s unsolicited proposal. After thorough consideration of Party G’s proposal and after consultation with Bass, Berry and Cary Street Partners, the Board unanimously determined that Party G’s unsolicited proposal does not constitute, and is not reasonably expected to result in, a “superior proposal” as defined in the Merger Agreement based on (i) the fact that Party G’s proposal would require that all amounts payable to the Company’s shareholders in the tender offer and the merger would consist of borrowed funds; (ii) the risks and uncertainties related to the proposed financing, including its conditionality and the Company’s inability to directly enforce the financing commitment against the financing sources; (iii) material risks and uncertainties related to the solvency of the combined entity that would result from Party G’s proposal including the lack of a third party solvency opinion and the risk that a transaction involving an insolvent entity may be a fraudulent conveyance under applicable law; (iv) concerns as to the soundness of Party G’s proposal, the likelihood of closing the proposed financing, and risks of insolvency based on the Board’s concerns regarding the achievability of the financial projections prepared by Party G and its financing source and the synergies estimated by Party G, and the Board’s concerns as to the quality and thoroughness of the assumptions on which financial projections of Party G were based; (v) concerns that a transaction with Party G may not result in shareholders receiving cash consideration on an expedited timeframe; and (vi) the risk that an unsuccessful pursuit of Party G’s proposal and any protracted dispute that would result upon a failure of the proposed financing would cause significant damage to the Company and its business, would cause the Company’s shareholders to lose a significant financial opportunity, and would leave the Company in a weakened position, unable to achieve a comparable opportunity for its shareholders in the future.

Considering the risks and uncertainties inherent in Party G’s proposal as a whole, the Board determined that Party G’s proposal does not outweigh the financial strength of Fidelity, the certainty of closing of the currently proposed transaction with Fidelity and the expectation of delivery of consideration to shareholders in an expeditious timeframe. For all of these reasons, among others, the Board unanimously determined that Party G’s proposal did not as of August 12, 2012 meet the requisite standards established under the Merger Agreement for permitting the Company to engage in discussions or negotiations with Party G related to its proposal and that engaging in discussions with Party G was not then in the best interests of the Company and its shareholders. The Board unanimously reaffirmed its recommendation that the shareholders of the Company accept the Offer being made by Fidelity, tender their Shares in the Offer and, if required by applicable law, approve the Merger and adopt the Merger Agreement, subject to the ability of the Company to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to the terms and in accordance with the Merger Agreement.

        On the evening of August 13, 2012, Bass, Berry on behalf of the Company received an unsolicited proposal from Party G to enter into a merger agreement with the Company that contemplates an all-cash tender offer at $14.00 per share for all the outstanding shares of Company Common Stock, with the funds payable as consideration proposed to be escrowed upon the execution of a definitive merger agreement. Upon thorough consideration of Party G’s unsolicited acquisition proposal and after consultation with Bass, Berry and Cary Street Partners, without modifying its current recommendation in support of the Merger Agreement with Fidelity and the transactions contemplated thereby, the Board determined that, based upon Party G’s representation that it would be willing to fund the escrow, the failure to engage in negotiations with Party G regarding its unsolicited acquisition proposal would be inconsistent with the Board’s fiduciary duties under applicable law and that Party G’s acquisition proposal is, as of August 17, 2012, deemed reasonably expected to result in a “superior proposal,” as defined in the Merger Agreement. Based on this determination, the Board authorized the Company’s management to engage in negotiations and discussions with Party G regarding its unsolicited acquisition proposal for a two-step tender offer and merger transaction to acquire all of the outstanding shares of Company Common Stock at $14.00 per share, with the escrow feature described above.

Therefore, the Company is engaging in discussions and negotiations with Party G and its counsel, to address the specific terms of the proposal. There can be no assurance that a superior proposal will result or that definitive agreements will be reached between the parties.

As of August 20, 2012, the Board had not concluded that Party G’s proposal is superior to the proposed transactions with Fidelity and, as a result, the Board continues to recommend that the shareholders of the Company accept the Fidelity tender offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement, subject to the ability of the Company to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to the terms and in accordance with the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: August 20, 2012